T E R Y L   R E S O U R C E S   C O R P.

N E W S R E L E A S E

OIL AND GAS PROGRESS REPORT

TERYL RESOURCES CORP.
(the “Company”)

CDNX: TRC.V

For Immediate Release: June 14, 2001 – Vancouver, B.C.- Teryl Resources Corp. (CDNX: TRC.V) wishes to issue a progress report on the oil and gas wells located in Burleson, Texas by our operator Union Pacific.

The production for the Herrman Roy #4 well produced 1,419.70 barrels of oil and 6,129 MCF of gas from January to May of this year.

The Jancik #1 well produced 7,675.89 barrels of oil and 1,708 MCF of gas from January to May of this year.

The increase in production was due to a recent reworking of these wells.

Teryl Resources Corp. is currently negotiating and seeking additional oil and gas prospects for the near future.

ABOUT TERYL RESOURCES CORP.

Teryl Resources Corp has several gold, silver and diamond properties located in Canada and the U.S.A. The mining prospects consist of three joint venture gold properties located near the Kinross Gold producing Fort Knox Mine in Alaska, several diamond-mining prospects near the Dia Met diamond producing mine located in the N.W.T. and one joint venture silver prospect located in northern B.C. Canada. The Company also has an interest in several producing oil and gas wells located in Texas, USA.

ON BEHALF OF THE BOARD OF DIRECTORS

John Robertson
President

The Canadian Venture Exchange has neither approved nor disapproved of the information contained herein.

#185, 10751 Shellbridge Way, Richmond, B.C., V6X 2W8
( (604) 278-5996	Fax (604) 278-3409